August 28, 2007
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Mr. Robert Telewicz

RE:	General Growth Properties, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for Quarterly Period Ended March 31, 2007
Filed May 9, 2007
File No. 1-11656
Ladies and Gentlemen:
This letter is in response to comments contained in your letter dated August 14, 2007 (the “Comment Letter”) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2007 (“2007 Form 10-Q”) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) as referenced above. As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s responses to the Commission’s comments raised in the Comment Letter are set forth below. Each of the Commission’s comments is reproduced in italics and is followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2006
Item 6. Selected Financial Data
Reconciliation of FFO to Net Income Available to Common Stockholders, page 31
1.	We reviewed your response to our prior comment two. We believe FFO of discontinued operations and other is a non-GAAP measure. In future filings, please revise your disclosure to include all of the disclosures required by item 10(e) of regulation S-K related to this measure.
The Company will revise its disclosure in future filings by removing the reference to FFO of discontinued operations and other and replacing it with the components of that line item, which consist of discontinued operations, depreciation expense related to discontinued operations and gains (losses) on sales of investment properties.
Note 2. Summary of Significant Accounting Policies
Deferred Expenses, page F-14
2.	We reviewed your response to our prior comment eight. Please provide us with an analysis comparing the amortization of deferred leasing costs that was recorded for all periods presented in your financial statements using the average life of tenant leases compared to the amortization expense that would have been recorded using specific lease term of each lease. In addition, provide us with your SAB 99 analysis concluding that the difference between the two methods was immaterial.

The Company has used a simplifying convention in amortizing deferred leasing costs which approximates the amortization that would be calculated using individual lease lives. Annually, we have tested this simplifying convention to ensure that this method produces results materially consistent with those that would have been obtained if we had calculated amortization on a lease-by-lease basis using the term of each lease. Our analysis to ensure that the simplifying method produces results that do not materially differ from those that would be obtained on a lease-by-lease method consists of comparing the weighted average life of leases signed in a given year with the life used in our accounting convention. The table below represents our analysis of this comparison for the past three fiscal years.

				Estimated
	Deferred Leasing	Accounting		Difference (in	Percent of
	Costs (in	Convention Life in	Weighted Average	thousands) -	Depreciation and
Year Ended	thousands)	Years	Lease Life in Years	Dr/(Cr)	Amortization
2006	$398,781	10	10.52	$(1,971)	-0.29%
2005	$329,688	10	10.88	$(2,667)	-0.40%
2004	$267,394	10	10.87	$(2,140)	-0.59%
The Company has concluded in each of the three years presented, as with years prior to 2004, that the amount of difference is not quantitatively material to the results of operations, the applicable individual elements of our financial statements or the financial position of the Company. In assessing quantitative materiality, we consider the impact of any identified item relative to measures such as total assets, total shareholders’ equity, total revenues, income from continuing operations, the impacted line items in the financial statements and those financial operating measures that we consider relevant as a real estate company. We have concluded that the differences above are not quantitatively material to such measures. In reaching this conclusion, we considered both the absolute amount of the potential difference as well as qualitative factors required by SEC Staff Accounting Bulletin No. 99 — Materiality (SAB 99). We considered all relevant circumstances including, but not limited to factors such as masking changes in earnings or other trends, impact on investor and analysts’ expectations, impact on segment results, compliance with regulatory requirements or contractual obligations and measures commonly used by the investment community to assess performance of the Company.

As the Company has concluded that the potential difference in methods has not been material in individual periods under the rollover approach as described in Staff Accounting Bulletin 108, Quantifying Misstatements (SAB 108), and such differences reverse over the lives of the individual leases, we have concluded, as of the end of 2006, that the estimated aggregate cumulative impact of these differences over the weighted average lease life is not material under the iron curtain approach as described in SAB 108. The Company does not believe that recalculating amortization for past periods is warranted although we are currently evaluating adopting the lease-by-lease method of amortization on a prospective basis. In addition, as presented in our previous response, the Company’s policy is to fully-amortize any remaining unamortized deferred leasing costs that exist when a tenant lease is terminated early.
Note 5. Unconsolidated Real Estate Affiliates, page F-21
3.	We reviewed your response to our prior comment 12. Please confirm to us that you will revise your disclosure in future filings to include similar information that was provided in your most recent response.
The Company will revise its disclosure in future filings to include similar information that was provided in our previous response regarding the basis for accounting for certain entities using the equity method.
4.	We reviewed your response to our prior comment 13. We are still unclear how you have accounted for debt funded in excess of your pro rata share of debt in unconsolidated real estate affiliates. To the extent funds are transferred from the Company to equity method investees, we are unclear why this would not result in an increase to your investment in unconsolidated real estate ventures. Additionally, we are unclear why any repayments of this funded amount to you by the real estate ventures would not be reflected as a reduction to your investment balance.

Please provide us, and revise your disclosure in future filings to provide, a more thorough discussion of the nature of this retained debt and the underlying accounting by the Company. Finally, confirm for us that any retained debt in unconsolidated real estate ventures was considered in determining whether these ventures are variable interest entities in accordance with paragraph 5 of FIN 46(R). To the extent you have determined that these entities are variable interest entities, explain to us how you concluded that you were not required to consolidate the entities under FIN 46(R).
Retained debt represents distributed debt proceeds of the unconsolidated real estate affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness of such unconsolidated real estate affiliates. Retained debt is a mechanism the Company uses to achieve optimum debt levels when our partners have debt limitations that would not allow this optimization to be achieved otherwise. For example, debt proceeds of $50 million received by the affiliate from a third party lender may be distributed $30 million to us and $20 million to our partner even though we own 50% of the affiliate. The $10 million of proceeds distributed to us over that distributed to our partner is considered retained debt. For the consolidated financial statements of the Company, the proceeds of the retained debt, which are distributed to the Company from the affiliates, are accounted for as a reduction in our investment in Unconsolidated Real Estate Affiliates. Although the affiliates generate ample cash flow to pay debt service, by agreement with our partners in the affiliate, the affiliate reduces distributions paid to us or the Company may be required to contribute funds in an amount equal to the debt service on retained debt.

The Company will revise its disclosure in future filings to clarify the meaning of, and accounting treatment for, retained debt.

The Company has analyzed the impact of retained debt on our ventures in accordance with paragraph 5 of FIN 46(R) and has concluded that these arrangements do not cause these ventures to be variable interest entities. In reaching this conclusion, we concluded that our unconsolidated real estate affiliates with retained debt are appropriately capitalized with sufficient equity to permit the unconsolidated real estate affiliates to finance their activities without additional subordinate financial support provided by any parties, including equity holders.
Note 10. Stock-Based Compensation Plans and Other Stock-Based Activity, page F-37
5.	We reviewed your response to our prior comment 14. Please show us where you have provided all the required disclosures for your TSO plan in accordance with paragraphs 64, and A240-241 of SFAS 123(R), except for the item you noted was omitted.
The Company has set forth each of the disclosure requirements of paragraphs 64, and A240-241 of SFAS 123(R) in Exhibit I to this letter and identified the location of each disclosure in its consolidated financial statements included in its Form 10-K that corresponds to each such requirement. To the extent that any such requirement is not disclosed, as set forth on Exhibit I, the Company will revise its disclosure in future filings.
Form 10-Q for the three months ended March 31, 2007
Financial Statements
Note 5. Income Taxes, page 15
6.	We reviewed your response to our prior comment 16. Please reconcile the $135.1 million of unrecognized tax benefits to the change in retained earnings of $54.1 million.

The unrecognized tax benefit of $135.1 million reflects tax benefits excluding interest expense. Conversely, the impact to retained earnings of $54.1 million includes both unrecognized tax benefits and interest expense. These amounts are reconciled as follows (in millions):

Total Unrecognized Tax Benefits (“UTB”), excluding interest expense	$135.1
Total Interest Expense Accrued on UTB	11.9

Total UTB and Interest Expense	147.0
Portion of UTB representing Reclassification of Deferred Tax Liabilities	(65.1)

UTB and Interest Expense, less Reclassification of Deferred Tax Liabilities	81.9
Portion of UTB and Interest Expense
Recorded as an Adjustment to Goodwill	(27.8)

Impact to Retained Earnings related to FIN 48	$54.1

7.	We have considered your response to our prior comment 17. Please explain to us how you have applied the guidance in FIN 48 in determining that you are no longer required to maintain all or a portion of the deferred tax liability that was eliminated in the current period. In your response, explain to us why you had originally elected to structure this subsidiary as a taxable REIT subsidiary, and how you determined that the subsidiary could now be restructured as a REIT entity without violating any of the tests required to be met in order to qualify as a REIT.
The taxable REIT subsidiary (“TRS”) was acquired by the Company as part of its acquisition of The Rouse Company (“Rouse”) in 2004. It was the position of Rouse management that at the time of Rouse’s conversion to a REIT in 1998 that the assets in this TRS could not be separated into REIT qualifying property and non-REIT qualifying property without incurring income tax and other costs. Following the acquisition of Rouse, the Company was required to make a TRS election for this subsidiary to maintain the Company’s REIT status.
The Company began to explore the TRS restructuring in mid-2006 after it was determined that the transaction could be accomplished as a result of certain changes in the tax laws. The transaction was consummated on March 31, 2007, the earliest point in time that all accounting, financial, tax and legal consequences could be thoroughly addressed, to ensure that the transaction would not affect the Company’s REIT status. For FIN 48 purposes, we performed measurement and recognition procedures with respect to uncertain tax positions taken by the TRS and of the transaction itself and determined that the deferred tax liabilities written off were appropriately not recorded as unrecognized tax benefits.
As also requested in the Comment letter, the Company specifically acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fully addresses the comments raised in the Comment Letter. Nonetheless, if you have any questions or comments, please do not hesitate to call the undersigned at (312) 960-5252 or Scott Nelson at (312) 960-5842.
Respectfully submitted,
Bernard Freibaum
Chief Financial Officer
General Growth Properties, Inc.

Exhibit I
FAS 123(R) Checklist — TSO’s

FAS 123(R) Guidance	Company Response
64. An entity with one or more share-based payment arrangements shall disclose information that enables users of the financial statements to understand:

a. The nature and terms of such arrangements that existed during the period and the potential effects of those arrangements on shareholders	The nature and the terms of the arrangement are disclosed in the Threshold Vesting Stock Options (“TSO”) section of Note 10 on page F-39. The potential effects of those arrangements on shareholders are disclosed in the description of the dilutive impact of stock options in the earnings per share disclosures in Note 2 on page F-16 and F-17.

b. The effect of compensation cost arising from share-based payment arrangements on the income statement	Disclosed in the Other Required Disclosures (“ORD”) section of Note 10 on page F-40.

c. The method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period	Disclosed in the ORD section on page F-40.

d. The cash flow effects resulting from share-based payment arrangements.	Although the cash flow effects from share-based payment arrangements can be derived from the TSO Activity by Grant Year table in the TSO section on page F-40, the Company will revise its disclosure in future filings to explicitly present the cash flow effects.

A240. The minimum information needed to achieve the disclosure objectives in paragraph 64 of this Statement is set forth below. To achieve those objectives, an entity should disclose the following information:

a. A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as the requisite service period(s) and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments. An entity shall disclose the method it uses for measuring compensation cost from share-based payment arrangements with employees.
Disclosed primarily in the first paragraph of the TSO and ORD sections on pages F-39 and F-40.

Although the plan does not have a requisite service period, the Company will revise its disclosure in future filings to include reference that the employee must be employed by the Company to participate in the plan.

b. For the most recent year for which an income statement is provided:

(1) The number and weighted-average exercise prices (or conversion ratios) for each of the following groups of share options (or share units): (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.
Weighted average exercise price is not applicable as there is only one grant date per year. The exercise price is disclosed in the TSO Activity by Grant Year table on page F-40.

Items (b), (d), (e) and (f) are disclosed in the TSO Activity by Grant Year table on page F-40 and related footnotes.

The Company will revise its disclosure in future filings to explain why the weighted average is not applicable, as well as include (a) those options outstanding at the beginning of the year, (c) those options exercisable or convertible at the end of the year and (g) the options expired during the year.

Exhibit I

FAS 123(R) Guidance	Company Response
(2) The number and weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1) (for example, shares of nonvested stock), for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.
There are no equity instruments related to the TSO that are not included in A240(b)(1) above.

c. For each year for which an income statement is provided:

(1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year.
Weighted average disclosure is not applicable as there is only one grant date per year. The Company will revise its disclosure in future filings to explain why the weighted average in not applicable.

(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.	The Company will revise its disclosure in future filings to include the total intrinsic value of options exercised and the total fair value of shares vested during the year.

There are no share-based liabilities paid.

d. For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position:

(1) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value, and weighted-average remaining contractual term of options (or share units) outstanding.	Disclosed in the TSO Activity by Grant Year table in TSO section on page F-40.

Weighted average disclosure is not applicable as there is only one grant date per year.

The Company will revise its disclosure in future filings to explain why the weighted average in not applicable.

(2) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) currently exercisable (or convertible).
We disclose in the ORD section that the options are not exercisable until the threshold price is met and the threshold price is explicitly disclosed in the TSO Activity by Grant Year table in the TSO section.

Weighted average disclosure is not applicable as there is only one grant date per year.

The Company will revise its disclosure in future filings to explain why the weighted average in not applicable, the aggregate intrinsic value of the options that are currently exercisable and whether the threshold price has been met.

Exhibit I

FAS 123(R) Guidance	Company Response
e. For each year for which an income statement is presented:

(1) A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements.	Disclosed in the ORD section on page F-40.

(2) A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including (if applicable):

(a) Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.
Disclosed in first paragraph and the TSO Activity by Grant Year table of the TSO section on page F-39 and F-40.

The employment termination behavior is considered in the calculation of the expected life as disclosed in the table of the ORD section on page F-40.

In addition, see 2(f) below.

(b) Expected volatility of the entity’s shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A nonpublic entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.
Disclosed in first paragraph of the ORD section on page F-40.

(c) Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.
The dividend rate is disclosed in the table in the ORD section on page F-40.

(d) Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.	Disclosed in table by year in the ORD section on page F-40.

(e) Discount for post-vesting restrictions and the method for estimating it.	Not applicable and therefore not disclosed.

f. An entity that grants equity or liability instruments under multiple share-based payment arrangements with employees shall provide the information specified in paragraphs A240(a)—(e) separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation. For example, separate disclosure of weighted-average exercise prices (or conversion ratios) at the end of the year for options (or share units) with a fixed exercise price (or conversion ratio) and those with an indexed exercise price (or conversion ratio) could be important. It also could be important to segregate the number of options (or share units) not yet exercisable into those that will become exercisable (or convertible) based solely on fulfilling a service condition and those for which a performance condition must be met for the options (share units) to become exercisable (convertible). It could be equally important to provide separate disclosures for awards that are classified as equity and those classified as liabilities.
The different types of stock compensation awards are disclosed separately in Note 10 in the Form 10-K.

In addition, the Company revised its disclosure in June 30, 2007 Form 10-Q, Note 6 to explicitly describe that the expected life of the TSO’s was determined using both service and performance conditions.

Exhibit I

FAS 123(R) Guidance	Company Response
g. For each year for which an income statement is presented:

(1) Total compensation cost for share-based payment arrangements (a) recognized in income as well as the total recognized tax benefit related thereto and (b) the total compensation cost capitalized as part of the cost of an asset.
Total compensation cost is disclosed in the ORD section on page F-40. The compensation costs that are capitalized as part of the cost of an asset are deminimus and therefore not disclosed.

The tax benefit from stock options exercised is disclosed in aggregate on the Consolidated Statements of Stockholders’ Equity in the consolidated financial statements of the Company.

(2) A description of significant modifications, including the terms of the modifications, the number of employees affected, and the total incremental compensation cost resulting from the modifications.
None

h. As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.	Disclosed in the ORD section on page F-40.

i. If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period.
The Company will revise its disclosure in future filings to explicitly present the amount of cash received from exercise of share options.

The tax benefit from stock options exercised is disclosed in aggregate on the Consolidated Statements of Stockholders’ Equity in the consolidated financial statements of the Company.

j. If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements.	None

k. A description of the entity’s policy, if any, for issuing shares upon share option exercise (or share unit conversion), including the source of those shares (that is, new shares or treasury shares). If as a result of its policy, an entity expects to repurchase shares in the following annual period, the entity shall disclose an estimate of the amount (or a range, if more appropriate) of shares to be repurchased during that period.
The Company’s stock repurchase plan and use of those treasury shares is disclosed in the ORD section on page F-40.

The Company will revise its disclosure in future filings to clarify the policy for issuing shares upon option exercises.